UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Great Ajax Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38983D300
(CUSIP Number)

Philip Sivin
c/o Rithm Capital Corp.
799 Broadway
New York, New York 10003
(212) 850-7770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Rithm Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,139,670 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,139,670 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,139,670 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.	See Item 5.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 18, 2024 (together with this Amendment No. 1, the “Schedule 13D”) with respect to the shares of common stock, par value $0.01 (“Common Stock”) of Great Ajax Corp., a Maryland corporation (“Issuer”), whose principal executive offices are located at c/o Rithm Capital Corp., 799 Broadway, New York, New York 10003. Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Warrants

On June 26, 2024, the Warrants became exercisable upon the declaration of effectiveness of the resale registration statement on Form S-3 relating to the Warrant Shares by the SEC.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b)

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.  As of the date hereof, the Reporting Person beneficially owns 6,139,670 shares of Common Stock, including 3,264,926 Warrant Shares that the Reporting Person has the right to acquire upon exercise of the Warrants at an exercise price per Warrant Share of $5.36, representing approximately 12.6% of the outstanding Common Stock.  As a result of its beneficial ownership of the 6,139,670 shares of Common Stock, the Reporting Person controls approximately 12.6% of the total voting power of the Issuer’s outstanding voting stock.

The foregoing beneficial ownership percentage is based on a total of (i) 45,613,049 shares of Common Stock outstanding, as reported in the Issuer’s registration statement on Form S-3 filed with the SEC on June 11, 2024, and (ii) 3,264,926 shares of Common Stock issuable upon exercise of the Warrants, which have been added to the total shares of Common Stock outstanding for purposes of calculating the Reporting Person’s beneficial ownership percentage in accordance with Rule 13d-3(d)(1)(i) under the Act.

Signature

After reasonable inquiry and to the undersigned’s best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2024

RITHM CAPITAL CORP.

	By:	/s/ Nicola Santoro, Jr.
	Name:	Nicola Santoro, Jr.
	Title:	Chief Financial Officer and Chief Accounting Officer